June 30, 2006


Joyce Sweeney
Securities and Exchange Commission
Washington, D.C.  20549

         RE:      Synergy Financial Group, Inc.
                  Form 10-K for the Fiscal Year Ended December 31, 2005 File No. 000-50467

Dear Ms. Sweeney:

We have received your letter dated June 20, 2006 and would like to provide you with the following response to the questions raised regarding the December 31, 2005 Form 10-K for Synergy Financial Group, Inc. (the "Company").

Note I - Income Taxes, page 78
The entire valuation allowance of $878,000 reported for the last three years in our Income Tax footnote relates to the Net Operating Loss ("NOL") carry over assumed from the Company's acquisition of First Bank of Central Jersey ("FBCJ") on January 10, 2003, which was accounted for under purchase accounting. We calculated the annual Section 382 limitation on the FBCJ NOL and scheduled out the prospective annual usage of the NOL for the relevant carry over period and concluded that the NOL would expire before it can be fully utilized.

Based on the attached NOL carry over schedule, management concluded to provide a valuation allowance against the deferred tax asset to account for the fact that the FBCJ NOL will more likely than not expire before it can be used within the limitations of Section 382. The allowance never changes since the variables used to determine it do not change - they are locked it at the acquisition date. The only variable that could change is the tax law and to date, the tax law has not changed.

In connection with the above response, we acknowledge the following statements:

o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and

o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I trust this clarifies the comments you raised during your review of our Form 10-K.


                               Sincerely,


                               /s/A. Richard Abrahamian
                               -------------------------------------------------
                               A. Richard Abrahamian
                               Senior Vice President and Chief Financial Officer

Synergy Financial Group, Inc.
FIRST BANK OF CENTRAL JERSEY
SECTION 382 LIMITATION

Purchase Price                              2,100,000

Adjusted Fed Long Term T/E Rate - Dec 2002    4.65% (Jan 2003 was not available)
                                           --------
(IRS published rate)

Sec. 382 Annual Limit                        97,650
                                           ========



NOL Carryforward:             1998         (131,587)Carryforward to 2018
(from FBCJ tax returns)       2001       (1,833,444)Carryforward to 2021
                              2002       (2,517,118)Carryforward to 2022
                              2003         (149,916)Carryforward to 2023
                                         ----------

                                         (4,632,065)                $(4,632,065)
                                         ==========
                                                                             34%
                                                                     ----------
                                                                      1,574,902  Deferred Tax Asset allowed on the $4,632,065
            1998       2001        2002       2003
            Loss       Loss        Loss       Loss        Totals
Year      Utilized   Utilized    Utilized   Utilized    (max 97,650/yr)
       ----------------------------------------------------------------
2003     97,650                                              97,650  (4,534,415)
-------------------------------------------------------------------------------
2004     33,937        63,713                                97,650  (4,436,765)
-------------------------------------------------------------------------------
2005                   97,650                                97,650
2006                   97,650                                97,650          34%
                                                                     ----------
2007                   97,650                                97,650  (1,508,500)
                                                                     ==========
2008                   97,650                                97,650
2009                   97,650                                97,650
2010                   97,650                                97,650
2011                   97,650                                97,650
2012                   97,650                                97,650
2013                   97,650                                97,650
2014                   97,650                                97,650
2015                   97,650                                97,650
2016                   97,650                                97,650
2017                   97,650                                97,650
2018                   97,650                                97,650
2019        N/A        97,650                                97,650
2020        N/A        97,650                                97,650
2021        N/A        97,650                                97,650
2022        N/A           N/A      97,650                    97,650
2023        N/A           N/A         N/A    97,650          97,650
2024
       -------------------------------------------------------------
        131,587     1,723,763      97,650    97,650       2,050,650   2,050,650  NOL
                                                                             34% Tax Rate
                                                                     ----------
                                                                        697,221  Deferred Tax Asset - Actual
                                                                     ==========
                                                         (2,581,415) $ (877,681) Valuation allowance
                                                                     ==========
